SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

ActiveCare, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

005057203

(CUSIP Number)

Advance Technology Investors, LLC
Attn:  Bernard Zicherman
154 Rock Hill Road
Spring Valley, New York 10977
(917) 968-3558

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

August 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005057203
(1)	Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons
Advance Technology Investors, LLC (“ATI”), EIN: 02-0629186
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b) N/A
(3)	SEC Use Only ___________________________________________________________
(4)	Source of Funds (See Instructions):
OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A
(6)	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	2,981,825 N/A 2,981,825 N/A
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,981,825 shares of common stock
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
(13)	Percent of Class Represented by Amount in Row (11):
8.7% of common stock
(14)	Type of Reporting Person (See instructions):
OO

Item 1.                      Security and Issuer.

Name and address of principal executive offices of Issuer:

ActiveCare, Inc. (the “Issuer”)
1365 Business Park Dr.
Orem, Utah  84058

           Common Stock, $0.00001 par value

Item 2.                      Identity and Background.

(a)           Name of person filing (each a “Reporting Person”):

Advance Technology Investors, LLC (“ATI”)

(b)           Residence or Business Address:

154 Rock Hill Road
Spring Valley, New York 10977

(c)           Principal occupation or business:

Investing

(d)           Criminal proceedings:

During the last five years, neither the Reporting Person, nor any manager, executive officer, director or control person of the Reporting Person, has been convicted in any criminal proceeding.

(e)           Civil Proceedings:

During the last five years, neither the Reporting Person, nor any manager, executive officer, director or control person of the Reporting Person, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)           Citizenship or Place of Organization:

Delaware

Item 3.                      Source and Amount of Funds or Other Consideration.

On or about August 29, 2013, ATI converted a debt obligation of $1,676,795.25 owed to it by the Issuer into 2,235,727 shares of the Issuer’s common stock, which resulted in ATI becoming the beneficial owner of more than 5% of the outstanding common stock of the Issuer.  Thereafter, on or about August 30, 2013, ATI converted an additional debt obligation of $378,564 owed to it by the Issuer into 504,752 shares of the Issuer’s common stock.  The foregoing transactions have resulted in ATI being the beneficial owner of 2,981,825 shares of the Issuer’s common stock.1

1 Under the terms of a share cap agreement entered into by ATI and the Issuer, ATI has the right to receive an additional 1,277,577 shares of common stock currently in the possession of the Issuer and to exercise warrants for up to 450,000 shares of common stock; provided that ATI’s beneficial ownership does not exceed 9.99% of the Issuer’s issued and outstanding common stock at any given time. Under the terms of the agreement, ATI has no voting or investment power in respect of any such securities until the Issuer approves their delivery to ATI.

 Item 4.                      Purpose of the Transaction.

All securities have been acquired for investment purposes only however, the holder reserves the right to sell and/or transfer all or part of same.  The Reporting Person has no plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a)           ATI beneficially owns (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 2,981,825 shares of voting common stock of the Issuer.  The aggregate shares represent approximately 8.7% of the outstanding voting common stock of the Issuer.2

(b)           ATI has sole voting and dispositive power with respect to all shares of the Issuer’s common stock beneficially owned by ATI.

(c)            See the description in Item 3, above, with respect to recent transactions in shares of the Issuer’s common stock by the Reporting Persons.

(d)            N/A

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

Item 7.                      Material to be Filed as Exhibits.

           None

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: __________, 2014	Advance Technology Investors, LLC
By: ___________________________
Name: _________________________
Title: __________________________

2 Based upon 34,334,067 shares of issued and outstanding shares of the Issuer’s common stock as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed May 19, 2014.